FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  31 May 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








                 International Power Signs Agreement to Acquire
              1,200 MW Saltend Plant in England for GBP500 million



(London - 31 May 2005) International Power plc today announces that it has agreed to acquire, in a 70:30 partnership with Mitsui & Co., Ltd of Japan, the 1,200 MW CCGT Saltend power plant from Calpine Corporation for a total consideration of GBP500 million.


Philip Cox, CEO of International Power, said, "Saltend is a modern, efficient plant, and will be earnings enhancing in the first full year of ownership and immediately cash generative. This asset will be integrated into our portfolio in the UK market, where we have a blend of efficient and flexible gas, coal and hydro generation."


The acquisition of the plant and associated power and gas contracts will be funded by a mix of debt and equity in a 55:45 ratio. The total equity investment of GBP225 million will be funded 70% by International Power and 30% by Mitsui. The equity contribution from International Power will therefore be GBP158 million. The remaining consideration will be funded by non-recourse debt of GBP275 million. The acquisition is expected to complete towards the end of July, pending regulatory approval and other conditions of closing.


The consideration of GBP500 million is split GBP315 million for the plant, GBP175 million for the associated gas and power contracts, and GBP10 million for working capital.


In the year to 31 December 2004, Saltend generated profit before tax of GBP16 million on net assets of GBP112 million under UK GAAP.


Saltend is a modern 1,200 MW combined cycle cogeneration plant located adjacent to BP Chemicals Limited's petrochemical plant near Hull, England. Approximately 7% of the plant's generating capacity and all of the plant's steam output is contracted to BP Chemicals Limited under separate sales agreements which expire in 2015. The balance of the plant's electricity generation is sold into the UK power market. Natural gas for the plant is supplied by BP Gas Marketing Limited under a supply contract that also expires in 2015.


For further information please contact:


Investor Contact:                                    Media Contact:

Aarti Singhal                                        Sara Richardson

+44 (0)20 7320 8681                                  +44 (0)20 7320 8619



About International Power


International Power plc is a leading independent electricity generating company with 15,523 MW (net) in operation and 1,708 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

Company website: www.ipplc.com




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary